Exhibit 99.1

Amaya Becomes The Stars Group and Completes Toronto Move; Announces Second Quarter 2017 Earnings Release Date and Conference Call and Webcast Details

TORONTO, Canada – August 1, 2017 – Amaya Inc. (Nasdaq: AYA; TSX: AYA) today announced that it has completed the previously announced change of its corporate name to The Stars Group Inc., continuance under the Business Corporations Act (Ontario) pursuant to which it has become an Ontario corporation, and move of its head office from Montreal to Toronto. The Stars Group’s common shares will begin trading under the ticker symbol “TSG” on the Nasdaq Global Select Market and “TSGI” on the Toronto Stock Exchange at market open today. In connection with the name change, The Stars Group also adopted a new corporate logo and will launch a new website at www.starsgroup.com.

Outstanding stock certificates will not be affected by the name change and will not need to be exchanged. All securities trading, filings and market-related information will be reported under the new corporate name and trading symbols.

The Stars Group also announced today that it will release its financial results for the second quarter ended June 30, 2017 prior to the start of trading on Wednesday, August 9, 2017 and will host a conference call and webcast at 8:30 a.m. ET to discuss the same.

•	To access via tele-conference, please dial 1-877-407-0789 or 1-201-689-8562 ten minutes prior to the scheduled start of the call.

•	The playback will be made available two hours after the event at 1-844-512-2921 or 1-412-317-6671. The Conference ID number is 13666480.

•	To access the webcast please use the following link: http://public.viavid.com/index.php?id=125442

About The Stars Group

The Stars Group is a leading provider of technology-based products and services in the global gaming and interactive entertainment industries. Through its Stars Interactive division, The Stars Group ultimately owns gaming and related consumer businesses and brands, including PokerStars, PokerStars Casino, BetStars, Full Tilt, StarsDraft, and the PokerStars Championship, PokerStars Festival and PokerStars Megastack live poker tour brands (incorporating aspects of the European Poker Tour, PokerStars Caribbean Adventure, Latin American Poker Tour and the Asia Pacific Poker Tour). These brands together have more than 111 million registered customers globally and collectively form the largest poker business in the world, comprising online poker games and tournaments, sponsored live poker competitions, marketing arrangements for branded poker rooms in popular casinos in major cities around the world, and poker programming and content created for television and online audiences. The Stars Group, through certain of these brands, also offers non-poker gaming products, including casino, sportsbook and daily fantasy sports. The Stars Group, through certain of its subsidiaries, is licensed or approved to offer, or offers under third party licenses or approvals, its products and services in various jurisdictions throughout the world, including in Europe, both within and outside of the European Union, the Americas and elsewhere. In particular, PokerStars is the world’s most licensed online gaming brand, holding licenses or related operating approvals in 17 jurisdictions.

Cautionary Note Regarding Forward Looking Statements and Other Information

This news release contains forward-looking statements and information within the meaning of the Private Securities Litigation Reform Act of 1995 and applicable securities laws. Forward-looking statements can, but may not always, be identified by the use of words such as “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “intend”, “could”, “might”, “would”, “should”, “believe”, and similar references to future periods or the negatives of these words and expressions. These statements are based on management’s current expectations and are subject to a number of risks, uncertainties, and assumptions, including market and economic conditions, business prospects or opportunities, future plans and strategies, projections, technological developments, anticipated events and trends and regulatory changes that affect The Stars Group, its customers and its industries. Although The Stars Group and management believe the expectations reflected in such forward-looking statements are reasonable and are based on reasonable assumptions and estimates, there can be no assurance that these assumptions or estimates are accurate or that actual results will not differ materially from those expressed or implied in forward-looking statements. Forward-looking statements are inherently subject to significant business, regulatory, economic and competitive risks, uncertainties and contingencies that could cause actual events to differ materially from those expressed or implied in such statements. Specific risks and uncertainties include, but are not limited to, certain expectations regarding matters related to the completion of the corporate name change and expected ticker symbol change, and those identified under the heading “Risk Factors and Uncertainties” in The Stars Group’s Annual Information Form for the year ended December 31, 2016 and “Risk Factors and Uncertainties”, “Limitations of Key Metrics and Other Data” and “Key Metrics” in its Management’s Discussion & Analysis for the three months ended March 31, 2017, each available on SEDAR at www.sedar.com, EDGAR at www.sec.gov and The Stars Group’s website at www.starsgroup.com, and in other filings that The Stars Group has made and may make with applicable securities authorities in the future. Investors are cautioned not to put undue reliance on forward-looking statements. Each forward-looking statement speaks only as of the date hereof, and The Stars Group undertakes no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law.

For further information:

For investor relations, please contact: Tim Foran, Tel: +1.416.545.1325, ir@starsgroup.com;

For media inquiries, please contact: Eric Hollreiser, Press@starsgroup.com